UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)


                           DONG XIN CHEMICAL CO., LTD.
                  (formerly known as Meiguo Acquisition Corp.)
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                To be applied for
                                 (CUSIP Number)

                             Overseas Faith Limited
                            13/F Man Yee Building 68
                            Kowloon, Hong Kong 999077
                                  852 62338767
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2011
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 2 of 6 Pages
---------------------------                                    -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Overseas Faith Limited
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Hong Kong
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     25,000,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       25,000,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,000,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 3 of 6 Pages
---------------------------                                    -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Dong Xin Chemical Co., Ltd., formerly known as "Meiguo Acquisition Corp.," a Delaware corporation ("Issuer"). The address of Issuer's principal office is 13/F Man Yee Building 68, Desvouex Road, Kowloon, Hong Kong 999077.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Overseas Faith Limited
          Amagawa  Hiroo,  President  and Sole  Shareholder  of  Overseas  Faith
          Limited

     (b)  Business Address

          13/F Man Yee Building 68
          Desvouex Road
          Kowloon, Hong Kong 999077

     (c)  Present Principal Occupation

          Mr. Amagawa Hiroo is the President of the Overseas Faith Limited. Overseas Faith Limited is engaged in the business of investment management. Mr. Hiroo has been President of Modern Technology Trade Co., Ltd., a Hong Kong company.

     (d)  During the last five  years,  Mr.  Hiroo has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Hiroo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Hong Kong

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Overseas Faith Limited used its working capital to acquire the 25,000,000 shares of Issuer's common stock.

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 4 of 6 Pages
---------------------------                                    -----------------

ITEM 4. PURPOSE OF TRANSACTION

Overseas Faith Limited acquired all of the 25,000,000 shares for investment purposes and currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,   involving  Issuer  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer' business or corporate structure;

     (g) Changes in Issuer' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Issuer  becoming  eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 5 of 6 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 25,000,000 shares of Issuer common stock outstanding. Overseas Faith Limited is the record owner of 25,000,000 shares of Issuer common stock and Mr. Hiroo beneficially owns 25,000,000 shares of Issuer common stock or 100 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Hiroo has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 25,000,000 shares of the Issuer common stock owned directly by Overseas Faith Limited and owned indirectly by him.

     (c)  Transactions within the Past 60 Days

          Neither Overseas Faith Limited nor Mr. Hiroo has engaged in any transactions in Common Stock of Issuer during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 6 of 6 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      June 13, 2011
                                      ------------------------------------------
                                      (Date)

                                      Overseas Faith Limited


                                      By: /s/ Amagawa Hiroo
                                         ---------------------------------------

                                      Amagawa Hiroo, President
                                      ------------------------------------------
                                      Name and Title